FULL TEXT OF THE PROPOSALS

ANNUAL GENERAL SHAREHOLDERS' MEETING

OF "TELEFÓNICA, S.A." - YEAR 2008 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE GENERAL SHAREHOLDERS’ MEETING

21 / 22 April 2008

Proposal regarding Item I on the Agenda: Examination and approval, if appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as of the proposed allocation of profits/losses of Telefónica, S.A. and of the management of its Board of Directors, all with respect to Fiscal Year 2007.

  To approve the Individual Annual Accounts (Balance Sheet, Profit and Loss Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Balance Sheet, Income Statement, Cash Flow Statement, Statement of Recognized Income and Expense, and Notes), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the Fiscal Year 2007 (ended December 31 of such year), as drawn up by the Board of Directors of the Company at its meeting on February 27, 2008, as well the management performed by the Board of Directors of Telefónica, S.A. during such Fiscal Year.

  In the Individual Annual Accounts, the Balance Sheet as of December 31, 2007 reflects assets and liabilities in the amount of 83.159 million Euros each, and the Profit and Loss Account as of the end of the fiscal year reflects positive results of 6.620 million Euros.

  In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheets as of December 31, 2007 reflect assets, and equity and liabilities in the amount of 105.956 million Euros each, and the Income Statement as of the close of the Fiscal Year reflects positive results of 8.908 million Euros.

  To approve the following Distribution of Telefónica, S.A’s Profit from Financial Year 2007:

  To use the profit obtained by Telefónica, S.A. in Financial Year 2007, adding up to €6,619,861,136.05 as follows:

    €1,651,746,290.95 to pay an interim dividend (fixed sum of €0.35 gross per share for the total of 4,773,496,485 shares comprising the Company’s share capital, with the right to receive it. The said dividend was fully paid out on November 14th 2007).

    A maximum of €1,909,398,594.00 to pay a final dividend (maximum amount to be distributed equal to €0.40 gross per share for the total of 4,773,496,485 shares comprising the Company’s share capital).

    The remaining profit (a minimum of €3,058,716,251.10) to the Voluntary Reserve.

  The payment of the final dividend shall be made on May 13th, 2008 through the Entities participating in "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A." (IBERCLEAR), the Spanish securities registrar, clearing and Settlement Company.

  The gross amounts paid shall be subject, where appropriate, to the withholdings required by the applicable legislation from time to time.

Proposal regarding Item II on the Agenda: Re-election, ratification and appointment, if appropriate, of Directors:

II.1 To re-elect as an external Director Mr. Fernando de Almansa Moreno-Barreda, appointing him for a new period of five years.

II.2 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. José María Abril Pérez, appointing him as a proprietary Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. José María Abril Pérez was appointed as a Director on an interim basis by resolution of the Board of Directors on July 25th, 2007 to fill the vacancy produced by the resignation of Mr. Gregorio Villalabeitia Galarraga.

II.3 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Francisco Javier de Paz Mancho, appointing him as an independent Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Francisco Javier de Paz Mancho was appointed as a Director on an interim basis by resolution of the Board of Directors on December 19th, 2007 to fill the vacancy produced by the resignation of Mr. Enrique Used Aznar.

II.4 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Ms. María Eva Castillo Sanz, appointing her as an independent Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Ms. María Eva Castillo Sanz was appointed as a Director on an interim basis by resolution of the Board of Directors on January 23rd, 2008 to fill the vacancy produced by the resignation of Mr. Antonio Viana-Baptista.

II.5 To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Luiz Fernando Furlán, appointing him as an independent Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Luiz Fernando Furlán was appointed as a Director on an interim basis by resolution of the Board of Directors on January 23rd, 2008 to fill the vacancy produced by the resignation of Mr. Maximino Carpio García, previously filled by Mr. Manuel Pizarro Moreno, whom resigned on January 23rd 2008.

Furthermore, the ratification of any interim appointments of Directors that may have been approved by the Board of Directors since the call to the General Shareholders’ Meeting and the meeting event will be proposed, if applicable.

Proposal regarding Item III on the Agenda: Authorization to acquire the Company's own shares, either directly or through Group Companies.

  To authorize, pursuant to the provisions of Sections 75 et. seq. and the first additional provision, paragraph 2, of the current Spanish Companies Act [Ley de Sociedades Anónimas], the derivative acquisition, at any time and as many times as deemed appropriate, of Telefónica, S.A.'s own fully paid-in shares -either directly or through any subsidiaries it controls- by purchase or by any other legal means of consideration.

  The minimum acquisition price or consideration shall be equal to the par value of the shares acquired, and the maximum price or consideration shall be equal to the listing price of the shares acquired on an official secondary market at the time of acquisition.

  Such authorization is granted for a period of 18 months from the date of this Meeting and is made expressly subject to the limitation that at no time may the nominal value of the Company's shares acquired through the use of this authorization, added to those already possessed by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5 percent of the share capital thereof at the time of acquisition, and the limitations established by the regulatory authorities in the markets where shares of Telefónica, S.A. are admitted for listing must also be respected.

  It is expressly stated for the record that the authorization to acquire the Company's own shares may be used in whole or in part for the acquisition of shares of Telefónica, S.A. that it must deliver or transfer to administrators or employees of the Company or companies within its Group, either directly or as a result of the exercise by them of options, all within the framework of duly approved compensation systems linked to the listing price of the Company's shares.

  To authorize the Board of Directors, upon the broadest terms possible, to exercise the authorization covered by this resolution and to carry out the other provisions hereof, and such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person that the Board of Directors expressly authorizes for such purpose.

  To rescind the unutilized portion of the authorization granted under item III of the Agenda of the Company's General Shareholders' Meeting of May 10th, 2007.

Proposal regarding Item IV on the Agenda: Reduction of the share capital through the cancellation of shares of treasury stock, excluding creditors’ right to object, and amendment of the article of the By-Laws relating to the share capital.

  To reduce the share capital of the Company by the amount of 68,500,000 euros, by means of the cancellation of 68,500,000 shares of the Company’s treasury stock, which were previously acquired in reliance on the authorization previously granted by the shareholders at the General Shareholders’ Meeting, within the limits established in Sections 75 et seq. and in additional provision 1, paragraph 2, of the Spanish Companies Act. Accordingly, Article 5 of the By-Laws regarding the amount of the share capital is hereby amended and shall henceforth read as follows:

  "Article 5.- Share capital

  1. The share capital is 4,704,996,485 euros, divided into 4,704,996,485 common shares of a single series, with a par value of one euro each, fully paid in.

  2. The shareholders at the General Shareholders’ Meeting may, complying with the requirements and within the limits legally established for such purpose, delegate to the Board of Directors the power to increase the share capital."

  The reduction of the share capital is made with a charge to discretionary reserves, cancelling the corresponding amount of the restricted reserve mentioned in Section 79.3 of the Spanish Companies Act, and funding a reserve due to capital reduction in the amount of 68,500,000 euros (an amount equal to the par value of the cancelled shares) which may only be used complying with the same requirements as those established for the reduction of the share capital, pursuant to the provisions of item 3 of Section 167 of the Spanish Companies Act. Accordingly, as provided therein, the creditors of the Company shall not have the right to object mentioned in Section 166 of the Spanish Companies Act in connection with the capital reduction resolved to be made.

  The reduction does not involve a return of contributions, since the Company itself is the owner of the cancelled shares. The purpose of the reduction will thus be to cancel the shares of treasury stock.

  It is stated for the record, in order to comply with the provisions of Section 289.1 of the Spanish Companies Act, that the consent of the Bondholders Syndicates [Sindicatos de Obligacionistas] for the outstanding issues of debentures and bonds is not required since the capital reduction resolved to be made does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.

  To authorize the Board of Directors, within one year from the date of adoption of this resolution, to determine the other matters that have not been expressly established in this resolution or that are a result hereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full implementation of this resolution including, without limitation, the publication of the legally required notices, the making of the appropriate applications and the giving of the appropriate notices required to delist the cancelled shares; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or to any other person expressly authorized by the Board of Directors for such purpose.

Proposal regarding Item V on the Agenda: Appointment of the Auditors of the Company for the Fiscal Year 2008.

    According to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution to the approval of the General Shareholders' Meeting

    Appoint Ernst & Young, S.L. as Auditor for the accounts of Telefónica, S.A. and its’ Consolidated Group of Companies for the Fiscal Year 2008. Ernst & Young, S.L. is registered in Madrid, at Plaza Pablo Ruiz Picasso, 1, and its tax code is B-8970506.

Proposal regarding Item VI on the Agenda: Delegation of powers to formalize, interpret, cure and carry out the resolutions adopted by the Shareholders at the General Shareholders' Meeting.

To jointly and severally authorize the Executive Chairman, the Chief Operating Officer, the Secretary and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in this foregoing resolutions and any powers-of-attorney to convert existing resolutions into public instruments, any of them may formalize and execute the foregoing resolutions, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry [Registro Mercantil] or any other Public Registry.